UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                              KESTREL ENERGY, INC.
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                                (Name of Issuer)

                           Common Stock, No Par value
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                         (Title of Class of Securities)

                                   492545 10 8
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                                 (CUSIP Number)

      S. Lee Terry, Jr., Davis Graham & Stubbs LLP, 1550 17th Street, #500,
                                Denver, CO 80202
                                 (303) 892-7400
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 26, 2004
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



            PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

Schedule 13D
CUSIP NO. 492545 10 8                                     KESTREL ENERGY, INC.
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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Elstree Nominees Pty Ltd
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) |_|
                                                                  (b) |_|
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  3    SEC USE ONLY
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  4   SOURCE OF FUNDS (See Instructions)

         Not Applicable
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  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Australia
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                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

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 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         CO
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                                       2

Schedule 13D
CUSIP NO. 492545 10 8                                     KESTREL ENERGY, INC.
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ITEM 1.     SECURITY AND ISSUER.

            No Par Value Common Stock (the "Shares") of Kestrel Energy, Inc., (the "Company"), 1726 Cole Boulevard, Suite 210, Lakewood, Colorado 80401.

            The name and address of the principal executive officer of the Company is as follows:

          NAME                     TITLE                     ADDRESS
          ----                     -----                     -------
    Timothy L. Hoops         President and CEO     1726 Cole Blvd., Suite 201
                                                   Lakewood, CO 80401


ITEM 2. IDENTITY AND BACKGROUND.

    (a)     Name.  Elstree Nominees Pty Ltd

    (b) Residence or business address. 36th Floor, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000

    (c)     A privately held financial service company incorporated in Australia

    (d)     None

    (e)     None

    (f)     Citizenship. Australia

    DIRECTORS AND EXECUTIVE OFFICER OF REPORTING PERSON:

    (a)     Name. Denis Ivan Rakich, Company Director

    (b) Residence or business address. 36th Floor, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000

    (c) Company Secretary and Sole Owner of Elstree Nominees Pty Ltd - Same Address

    (d)     None

    (e)     None

    (f)     Citizenship. Australian

Schedule 13D
CUSIP NO. 492545 10 8                                     KESTREL ENERGY, INC.
--------------------------------------------------------------------------------

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Not Applicable

ITEM 4.     PURPOSE OF TRANSACTION.

            Not Applicable

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

    (a)     No Shares beneficially owned

    (b)     No Shares beneficially owned

    (c) On June 26, 2004, the Reporting Person sold all of its 515,000 Shares to Victoria Petroleum N.L. for $0.70 per share. The warrant to purchase an additional 515,000 Shares held by the Reporting Person expired on May 31, 2003.

    (d)     None

    (e)     Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            None

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None

Schedule 13D
CUSIP NO. 492545 10 8                                     KESTREL ENERGY, INC.
--------------------------------------------------------------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    22 July 2004
                                    -------------------------------------------
                                      Date


                                    ELSTREE NOMINEES PTY LTD

                                    /s/Denis I. Rakich
                                    -------------------------------------------
                                    Signature


                                    Denis I. Rakich, Company Secretary
                                    -------------------------------------------
                                    Name/Title